UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2013

Commission File Number: 001-35457

BGS ACQUISITION CORP.

Olazbal 1150
Ciudad Autonoma de Buenos Aires
Argentina 1428
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Submission of Matters to a Vote of Security Holders

On September 13, 2013, BGS Acquisition Corp. (“BGS” or the “Company”) held a meeting of shareholders (the “Meeting”).  At the Meeting, shareholders approved the following: (i) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association extending the date by which the Company must consummate its initial business combination from September 26, 2013 to November 26, 2013 (the “Extension Amendment”) and (ii) an amendment to the Investment Management Trust Agreement (the “IMTA”) by and between BGS and Continental Stock Transfer & Trust Company entered into at the time of our initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to: (a) permit the withdrawal and distribution of an amount, not to exceed an aggregate of $30,599,997, from the Trust Account to those persons holding ordinary shares of BGS, no par value per share (the “Ordinary Shares”), comprising part of the units sold in BGS’s IPO (the “Public Shares”), who wish to exercise their redemption rights in connection with the Extension Amendment and (b) extend the date on which to liquidate the Trust Account in accordance with the IMTA to November 26, 2013 (the “IMTA Amendment”).  The affirmative vote of 65% of Ordinary Shares voting at the Meeting was required to approve the Extension Amendment.  The affirmative vote of 65% of the issued and outstanding Public Shares was required to approve the IMTA Amendment.

Set forth below are the final voting results for each of the proposals:

Extension Amendment

The Extension Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
4,465,131	200,485	0

IMTA Amendment

The IMTA Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
2,946,437	200,485	185,361

 On September 13, 2013, the Company filed with the BVI Registrar of Corporate Affairs its Amended and Restated Memorandum and Articles of Association, a copy of which is attached hereto as Exhibit 3.1.

 On September 16, 2013, the Company issued a press release announcing the results of the Meeting.  A copy of such press release is attached as Exhibit 99.1 hereto.

Exhibits

3.1	Amended and Restated Memorandum and Articles of Association, dated September 13, 2013
99.1	Press release, dated September 16, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

September 16, 2013

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
	Name:	Cesar Baez
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

3.1	Amended and Restated Memorandum and Articles of Association, dated September 13, 2013

99.1	Press release, dated September 16, 2013